                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ----------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 13)
                   Under the Securities Exchange Act of 1934

                               Big O Tires, Inc.
                               -----------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  000-0893-241
                                 --------------
                                 (CUSIP Number)


                             Kenneth W. Pavia, Sr.
                         Balboa Investment Group, L.P.
                            1101 E. Balboa Boulevard
                          Newport Beach, CA 92661-1313
                                 (714) 675-3850

               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 10, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

    Check the following box if a fee is being paid with the statement:  [_]

               Page 1 of 6 Pages

                                  SCHEDULE 13D
                                                               Page 2 of 6 pages
CUSIP No. 000-0893-241
          ------------

1.   Name of Reporting Person

     Balboa Investment Group, L.P.

2.   Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [_]

3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                           [_]

6.   Citizenship or Place of Organization

     California

                7.   Sole Voting Power

                     -0- shares of Common Stock (See Item 4)
Number of
Shares          8.   Shared Voting Power
Beneficially
Owned By             -0-
Each
Reporting       9.   Sole Dispositive Power
Person
With                 -0- shares of Common Stock (See Item 4)

               10.   Shared Dispositive Power

                      -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0- shares of Common Stock (See Item 4)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

13.  Percent of Class Represented by Amount in Row (11)

     0% (See Item 4)

14.  Type of Reporting Person

     PN

                                  SCHEDULE 13D
                                                               Page 3 of 6 pages
CUSIP No. 000-0893-241
          ------------

1.   Name of Reporting Person

     Kenneth W. Pavia, Sr.

2.   Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [_]

3.   SEC Use Only

4.   Source of Funds

     PF, AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                          [_]

6.   Citizenship or Place of Organization

     United States

                7.   Sole Voting Power

                     -0- shares of Common Stock (See Item 4)
Number of
Shares          8.   Shared Voting Power
Beneficially
Owned By             -0-
Each
Reporting       9.   Sole Dispositive Power
Person
With                 -0- shares of Common Stock (See Item 4)

               10.   Shared Dispositive Power

                     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0- shares of Common Stock (See Item 4)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

13.  Percent of Class Represented by Amount in Row (11)

     0% (See Item 4)

14.  Type of Reporting Person

     IN

          This Amendment No. 13 to Schedule 13D is being filed on behalf of Balboa Investment Group, L.P., a California limited partnership (the "Partnership"), and Mr. Kenneth W. Pavia, Sr. (collectively, the "Reporting Persons") to amend the Schedule 13D filed March 1, 1993, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 per share (the "Shares"), of Big O Tires, Inc., a Nevada corporation (the "Company").


Item 4.   Purpose of Transaction.
- ------    ----------------------

          On July 10, 1996, TBC Corporation ("TBC") announced that on July 10, 1996, it acquired all of the outstanding Shares (the "Merger") pursuant to the Agreement and Plan of Merger, dated as of April 30, 1996 (the "Merger Agreement"), by and among the Company, TBC and TBCO Acquisition Inc., a wholly-owned subsidiary of TBC (the "Purchaser"). TBC also announced that pursuant to the Merger Agreement, each outstanding Share was converted into the right to receive $16.47 in cash. Therefore, as of the date of the Merger, all Shares held by the Reporting Persons were converted into the right to receive an aggregate of $5,097,465 in cash.


Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          (a)-(b) Immediately prior to the Merger, the Partnership owned 309,500 Shares, which represented approximately 9.3% of the 3,317,916 Shares outstanding on May 17, 1996, as reported in the Company's Proxy Statement dated June 10, 1996. Immediately prior to the Merger, Mr. Pavia did not hold any Shares directly, but, as the sole general partner of the Partnership, he may have been deemed to beneficially own Shares which were beneficially owned by the Partnership. The Partnership had the sole power to vote and dispose of the Shares which it owned directly. Mr. Pavia, as the sole general partner of the Partnership, had the power to vote and/or dispose of all Shares with respect to which the Partnership had the power to vote and/or dispose. According to the Proxy Statement, pursuant to the Merger, the Company became a wholly-owned subsidiary of TBC and each issued and outstanding Share was converted into the right to receive a cash payment of $16.47, without interest. Immediately following the Merger, none of the Reporting Persons had any direct or indirect interest in any securities of the Company.

          (c) During the past 60 days, the Reporting Persons have not effected any transactions in the Shares, other than the conversion of all of their Shares into the right to receive a cash payment of $16.47 per share.

          (d)  Not applicable.

          (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on July 10, 1996.

Item 7.   Material to be Filed as Exhibits.
- ------    --------------------------------

          Exhibit 1. Joint Filing Agreement dated as of May 31, 1995, which was filed as Exhibit 1 to Amendment No. 12 to the Schedule 13D filed on June 1, 1995 by the Reporting Persons and is incorporated by reference herein.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 11, 1996               Balboa Investment Group, L.P.


                                    By: /s/ Kenneth W. Pavia, Sr.
                                       ----------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Title: General Partner



Dated:  July 11, 1996               /s/ Kenneth W. Pavia, Sr.
                                    -------------------------------
                                    Kenneth W. Pavia, Sr.